August 22, 2024

Arthur Yu Chen
Chief Financial Officer
Futu Holdings Ltd
34/F, United Centre
95 Queensway, Admiralty
Hong Kong S.A.R.
People's Republic of China

       Re: Futu Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38820
Dear Arthur Yu Chen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 4. Information on the Company
B. Business Overview, page 84

1. We note your use of and definition that "paying clients" are "clients with assets in their trading accounts with you". With a view towards enhancing your disclosures in future filings, tell us how client account assets always result in payments to you. Excluding products and services disclosed on pages 89 through 94 that appear to have separate and distinct performance obligations aside from the existence of account assets, it is unclear how clients with assets would always be paying clients.
 August 22, 2024
Page 2
Item 5. Operating and Financial Review and Prospects
Key Components of Results of Operations
Revenues
Brokerage commission and handling charge income, page 175

2. We note your disclosures on pages 82 through 89, and 175, including that you generate commissions and execution fees on securities brokerage by trading equities and equity-
       linked derivatives, the various securities dealer licenses you hold, and that you provide trade execution services for stocks, ETFs, warrants, options and futures, across different markets. Considering also your growth, both organically and by acquisition, for the periods presented, represent to us that in future filings you will disclose the following:
           Disaggregate total brokerage commissions and handling charge income by product,
           i.e. equities, equity-linked derivatives by type and provide explanations for period over period changes;
           Disaggregate total brokerage commissions and handling charge income by geography and provide explanations for period over period changes; and Disaggregate total trading volume by product and provide explanations for period
           over period changes.
       Refer to Item 303(b)(2) of Regulation S-K. Otherwise, tell us why these disclosures are not warranted.
Interest Income, page 175

3. We note that interest income was 55% of total revenue in 2023, increasing from 42% in
       2022 and 35% in 2021. We also note that while bank deposits and securities lending were the main drivers of the increase in interest income, margin financing was 18% of total revenues in 2023, 21% in 2022 and 24% in 2021. Considering the significance of interest income to total revenues, as well as the change in drivers of total interest income for the periods presented, please represent to us that you will enhance your disclosures in future filings to provide a yield analysis that addresses the following:
           Disaggregates interest income, based on the underlying interest earning assets, i.e.
            bank deposit, margin financing, securities lending, etc. as presented in Note 19 to your financial statements on page F-47;
           Presents for each category of interest earning assets and in the aggregate, the average asset balance outstanding for the periods presented and the annualized yield based on the related average interest earning balance;
           Separately indicates the basis used to calculate the average asset balances; and
           Discusses the drivers resulting in changes in yields for each category of interest earning assets period over period.
       Refer to Item 303(b)(2) of Regulation S-K. Otherwise, tell us why these would not provide meaningful information to investors.
 August 22, 2024
Page 3
Results of Operations
Revenues
Brokerage commission and handling charge income, page 180

4. You identify trading volume and blended commission rate as the main factors driving brokerage commission and handling charge income despite the decline in trading volume from HK$4.9 trillion in 2022 to HK$4.2 trillion in 2023 and an increase of 1 bps. In an effort to inform investors to the dynamics and sensitivity of your earnings from users, clients and market factors, please represent to us that in future filing filings you will present the table of growth of your platform in terms of users, clients and client assets for the periods presented, as disclosed on page 99, in addition to the discussion of trading volume and blended commission rate for the periods presented. Refer to
Item 303(b)(2) of
       Regulation S-K. Otherwise, tell us why this disclosure would not be meaningful to investors.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-25

5. With a view toward enhancinge your revenue recognition policy in future filing, please address the following:
           Tell us your performance obligations, how you satisfy them, including if you act as a principal or agent in the transaction, and the parties to the respective transactions;
           If you act as a principal in transactions, tell us the financial statement impact of unsettled transactions;
           Clarify how the timing of satisfaction of your performance obligation(s) relate to the timing of payment and the affect to your financial statement accounts; and
           Explain whether commissions can be variable and if you provide volume tiered discounts and if so, how you account for this variablility.
       Refer to ASC 606-10-50.
Note 18. Brokerage Commission and Handling Charge Income, page F-46

6. You disclose on page 89 and elsewhere that your services allow customers to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets.
       Please represent to us that you will enhance your disclosure in future filings to provide the following:
           Disaggregation of revenue by the various securities indicates above, as required by
           ASC 606-10-50 paragraphs 5 through 7.
           Revenues and long-lived assets by geographic areas, including the basis for attributing revenues to individual countries, as required by ASC 280-10-50-41.
       If you do not believe these disclosures are required, tell us why in your response.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 22, 2024
Page 4

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets